July 20, 2005

NOTICE TO UNITHOLDERS OF SATURNS TRUST 2003-1 (NYSE Ticker “DKG”)

This is a notice of an amendment and your right to elect a liquidation of your holding of SATURNs Sears Roebuck Acceptance Corp. Debenture Backed Series 2003-1 7.25% Callable Units (the “Units”).

The Units were issued by a trust (the “Trust”) formed by Morgan Stanley, which owns bonds of Sears Roebuck Acceptance Corp. (“SRAC”). The Units are listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “DKG”.

For reasons outside Morgan Stanley’s control, SRAC has stopped filing Securities and Exchange Commission (“SEC”) reports. The documents for the Trust originally provided that if SRAC stopped filing SEC reports, the Trust would be terminated and the SRAC bonds liquidated at their market value. This is because the Trust cannot meet its own SEC reporting obligations once SRAC’s SEC reporting has stopped. However, Morgan Stanley believes that due to the current market value of the SRAC bonds, a termination of the Trust is likely to result in proceeds to you of less than the principal amount of your Units.

Morgan Stanley and the Trustee have adopted an amendment to the Trust documents (the “Amendment”) which provides that Morgan Stanley will seek to withdraw the Units from the NYSE and terminate the Trust’s SEC reporting obligations. If such steps can be taken by the required date, which Morgan Stanley currently anticipates to be August 12, 2005, and subject to any election by you as described below, the Trust will not terminate and your Units will remain outstanding. However, the Units will no longer be listed on the NYSE and the Trust will no longer file SEC reports. This may impair the liquidity of the secondary market for the Units.

Morgan Stanley believes that the holders of the Units may prefer for their Units to remain outstanding, because of the current estimated market value of the SRAC bonds. However, under the terms of the Amendment, you may elect a separate, early liquidation of the SRAC bonds for your own Units. If you make such an election, a partial liquidation of the Trust will occur on August 16, 2005 with respect to your Units and any other Units making this election. This election can only be made as to all Units owned by you, on or before August 8, 2005. Such an election cannot be revoked by you once made. If you wish to make such an election, please contact your Financial Advisor or Account Representative for the account in which the Units are currently held. You are reminded that if you make such election, you will receive a payment in cash that will likely be less than the principal amount of your Units.

If you do not wish to elect liquidation of the Trust as to your Units, you do not need to contact your Financial Advisor or Account Representative or provide any other response to this Notice. You are reminded that as a result of the Amendment, the Units will no longer be traded on the New York Stock Exchange and will trade only in over the counter transactions.

If for any reason Morgan Stanley is unable to obtain permission to withdraw the Units’ NYSE listing and cease SEC reporting for the Trust by the required date (and no extended date is available), liquidation of the Trust will occur on such date irrespective of any election by Unitholders described above.

Morgan Stanley presently files reports relating to the Units with the SEC. Further information about Morgan Stanley and the Units is available through a site on the World Wide Web (the “Web”) maintained by the SEC at “http://www.sec.gov” at which users can view and download copies of reports, proxy, information statements and other information filed electronically through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.